February 6, 2019

Ajay Sikka
Chief Executive Officer
TraqIQ, Inc.
14205 SE 36th Street, Suite 100
Bellevue, WA 98006

       Re: TraqIQ, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed December 24, 2018
           File No. 024-10849

Dear Mr. Sikka:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2018 letter.

Amendment No 2 to Offering Statement on Form 1-A

Use of Proceeds, page 24

1. We note your revised disclosure on page 24 that one of your note holders extended the note "until December 31, 2018 when $60,982 in principal and interest will be due."
      Please revise to disclose whether you have received an extension beyond December 31,
      2018, and, if not, please revise your risk factor on page 23 to address the specific risks related to your failure to repay this note, if material.
Exhibits

2. We note your response to our prior comment 8 and reissue. Please file your charter and bylaws and any other exhibits required by Item 17 of Form 1-A.
 Ajay Sikka
TraqIQ, Inc.
February 6, 2019
Page 2

        You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk, Branch Chief, at 202-551-
3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant
Director, at 202-551-3611 with any other questions.



FirstName LastNameAjay Sikka                            Sincerely,
Comapany NameTraqIQ, Inc.
                                                        Division of Corporation
Finance
February 6, 2019 Page 2                                 Office of
Transportation and Leisure
FirstName LastName